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June 12, 2015 VIA EDGAR Amanda Ravitz Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Century City Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Registration Statement on Form S-4 of Sand Holdco PLC, Filed April 20, 2015, (File No. 333-203510)

Dear Ms. Ravitz:

On behalf of Sand Holdco PLC (“Holdco”), Sorin S.p.A. (“Sorin”) and Cyberonics, Inc. (“Cyberonics” and, together with Holdco and Sorin, the “Subject Companies”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated May 15, 2015, related to the Registration Statement on Form S-4 of Holdco referred to above (the “Registration Statement”), filed on April 20, 2015.

Holdco has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing two blacklined copies of the Amended Registration Statement, marked to illustrate changes from the Registration Statement as filed on April 20, 2015.

For your convenience, we have repeated each comment of the Staff in italicized text exactly as given in the Comment Letter and set forth our response below each comment. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Amended Registration Statement.

June 12, 2015

Staff Comments

Structure of the Transaction, page 23

1.	Please expand to discuss briefly the advantages and disadvantages of the chosen structure of the transaction.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 23-24.

Treatment of Cyberonics Equity Awards, page 27

2.	Please revise to disclose the number of shares that will be issuable pursuant to the accelerated vesting of Cyberonics stock options, restricted stock, and restricted stock units. Also disclose the number of shares that will be issued pursuant to the cash-out of Cyberonics stock options granted prior to January 1, 2013. To the extent the total number issuable cannot be determined at this time, please provide an estimate based on recent available information and indicate the assumptions used to calculate the estimate.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 254-255 in the section entitled “The Merger Agreement—Treatment of Cyberonics Equity Awards” to include an estimate of the total number of shares that will be issuable pursuant to the Cyberonics equity awards. We have also revised the above-referenced disclosure on page 28 to include a cross-reference to such section.

Cyberonics Reasons for the Mergers, page 29

3.	Revise to explain briefly the basis for your expectations regarding the potential strategic benefits. Also quantify these expectations where possible.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 29-30. As discussed further in our response to Comment No. 20 from the Staff, the amount of tax savings expected to result from the transaction was not quantified by Cyberonics management or otherwise in connection with the Cyberonics board’s consideration of the business combination transaction with Sorin.

Interests of Certain Persons in the Mergers, page 34

4.	Please quantify, for each director and named executive officer of Cyberonics, the benefits that they will receive as a result of the vesting and settlement of stock options, restricted stock and restricted stock units, the change in control severance plan benefits, retention plan awards, potential excise tax reimbursement, and any other amounts payable in connection with the transaction.

June 12, 2015

Response:

We respectfully submit that the requested quantification in the section entitled “Summary” of the Amended Registration Statement is not legally required and would be confusing without the more detailed context provided in the section entitled “Interests of Certain Persons in the Mergers”. In response to the Staff’s comment, we have revised the above-referenced disclosure on page 35 to include a cross-reference to the section entitled “Interests of Certain Persons in the Mergers”, in addition to the section entitled “Golden Parachute Compensation”, where the requested quantification is provided.

Holdco ordinary shares to be received… will have rights different, page 57

5.	We note your discussion of the differences in rights that Sand Holdco holders will have compared to Cyberonics shareholders includes a reference to shareholder suits. Please highlight in a separate caption the risk arising from Section 49 of Sand Holdco’s articles that provides for exclusive jurisdiction in England and Wales.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 60.

Selected Historical Consolidated Financial Data for Sorin, page 84

6.	Please revise your presentation of basic and diluted earnings per ordinary share presented on this page and throughout the filing, including the consolidated income statement on page F-5, to round to the nearest cent so as not to imply a greater degree of precision than exists.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 87-88, 111, F-45, and F-130.

June 12, 2015

Unaudited Pro Forma Condensed Combined Financial Information, page 87

7.	We note that you are accounting for the mergers between Cyberonics, Sorin and Holdco as a “reverse acquisition” pursuant to which Cyberonics will be considered the acquiring entity for accounting purposes in accordance with U.S. GAAP. Please provide us with specific details of your analysis of the guidance at FASB ASC Topic 805-10-55 paragraphs 10 through 15 for this transaction in order to further explain how you determined that Cyberonics is the accounting acquirer under U.S. GAAP. Please also revise this section of the filing to provide expanded disclosures as to how you determined Cyberonics is the acquiring entity.

Response:

The following is a discussion of the proposed transaction under Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic ASC 805, Business Combinations, guided by applicable sections in ASC 805-10-55 paragraphs 10-15 with commentary in italics and concluding with the determination of Cyberonics as the accounting acquirer.

Discussion of ASC 805 – Initial Considerations

ASC 805-10-55-12 provides the following considerations for determining the accounting acquirer:

55-12 In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants or convertible securities.

Cyberonics stockholders will receive approximately 54% of the shares of Holdco pursuant to the ultimate exchange ratio, which has been determined, thereby granting Cyberonics the largest portion of voting rights in Holdco. Unusual or special voting arrangements and options, warrants, and convertible securities do not apply. Accordingly, the parties believe that this fact pattern supports the identification of Cyberonics as the accounting acquirer.

June 12, 2015

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Cyberonics’s largest stockholder will hold approximately 5.5% of the voting interest in Holdco and will not have any special shareholders’ rights or representation on the board of Holdco. Sorin’s two largest shareholders, which are under common control, will hold approximately 11.7% of the voting interest in Holdco, and the two indirect owners of those shareholders each obtained and exercised the right to designate one of the four allotted seats on the board of Holdco that Sorin will have the right to designate. However, this right does not alter the 4-4-1 composition of the board of Holdco that is discussed further below. Neither these Sorin shareholders nor their indirect owners will have any special shareholders’ rights after closing with respect to Holdco or the Holdco board. Accordingly, the parties do not believe that this fact pattern decisively supports the identification of either Cyberonics or Sorin as the accounting acquirer.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The board of Holdco will consist of nine directors, consisting of four directors designated by Cyberonics, four directors designated by Sorin, and one member mutually agreed to by Cyberonics and Sorin. The preliminary structure contemplates that this division of the right to designate the Holdco directors will remain in place for approximately eighteen to twenty-one months. The term of the current Holdco directors and the subsequent election / appointment process for the future terms of Holdco directors have yet to be decided. However, the parties do not expect that either former Cyberonics stockholders or former Sorin shareholders will receive special or preferential rights to appoint Holdco directors, or that there will be any tie-breaking privileges. In addition, if a Holdco director were to resign from the board of Holdco during the initial period, then the original party that designated the director would be entitled to replace that director with a person of its designation. If the neutral director were to resign from the board of Holdco, then a new independent director would be designated by representatives of the parties.

The role of the individual Holdco directors and their committee assignments have not yet been decided, except that the Chair of the Audit Committee and the Compensation Committee will be designated from among the Holdco directors to be designated by Cyberonics, as discussed in the Amended Registration Statement. While Cyberonics will designate the chair of the board of Holdco, who will be the current chief executive officer of Cyberonics, the intention of the parties is to create equal representation of Cyberonics and Sorin on the board of Holdco and to have that structure remain in place for more than two years. Accordingly, the parties do not believe that this fact pattern decisively supports the identification of either Cyberonics or Sorin as the accounting acquirer.

June 12, 2015

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former senior management dominates the management of the combined entity.

The chief executive officer of Holdco will be the current chief executive officer of Sorin. In addition, the combined business will be organized into three business units and an Intercontinental group. The two legacy Sorin business units (Cardiac Surgery and Cardiac Rhythm Management) and the Intercontinental group will be led by current Sorin employees, while a Cyberonics employee will lead the third business unit (Neuromodulation). In addition, Sorin employees will have three of the four positions on the combined business’s executive leadership team, with Cyberonics having one position. Sorin and Cyberonics have also begun a joint search for the chief financial officer of the combined business, with Cyberonics’ chief financial officer serving as interim chief financial officer should the position not be filled prior to closing. Finally, as discussed above, the chair of the board of Holdco will be the current chief executive officer of Cyberonics.

While there is some weighting towards Sorin senior management attributable to the legacy business units of each company, the parties do not believe that the fact pattern described above supports the guidance that former Sorin senior management “dominates” the management of the combined business. Accordingly, the parties do not believe that this fact pattern decisively supports the identification of either Cyberonics or Sorin as the accounting acquirer.

e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

For Sorin shareholders, the exchange ratio implies a per share valuation of Sorin that represents approximately 14.2 percent premium to Sorin’s closing share price on February 25, 2015, the last trading day prior to the public announcement of Sorin and Cyberonics entering into the letter of intent. Accordingly, the parties believe that the exchange ratio, which results in the payment of a premium to Sorin shareholders, supports the identification of Cyberonics as the accounting acquirer.

June 12, 2015

Discussion of ASC 805 – Additional Considerations

As a final part of the parties’ overall analysis, the parties note that ASC 805 provides for additional considerations when determining the accounting acquirer in ASC 805-10-55-13 through 55-14. These considerations are as follows:

55-13 The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues or earnings) is significantly larger than that of the other combining entity or entities.

Sorin is significantly larger than Cyberonics with respect to revenues and assets in the historical periods. However, Cyberonics has a greater market capitalization, free cash flow, profit before tax and net income when the financial statements for both companies are placed on a US GAAP basis. Neither entity has convertible securities that would influence the manner in which market capitalization is computed, which is calculated on a fully diluted basis assuming all stock awards currently outstanding vest. Accordingly, the parties do not believe that this fact pattern decisively supports the identification of either Cyberonics or Sorin as the accounting acquirer.

55-14 In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

In connection with its consideration of a potential joint venture, Cyberonics and its financial advisor identified Sorin as a potential joint venture partner in mid-2013, and Cyberonics’ financial advisor facilitated a meeting in July 2014 between Cyberonics and Sorin to discuss a joint venture between the two parties. During the course of discussions between the parties that followed this initial meeting, the parties determined that it was in their respective best interests to explore the possibility of a business combination between the two parties. While Cyberonics’ financial advisor did initiate the discussions with Sorin, the parties do not believe it is clear that Cyberonics “initiated the combination” because the discussions from the initial meeting forward were bilateral and collaborative. Accordingly, the parties do not believe that this fact pattern decisively supports the identification of either Cyberonics or Sorin as the accounting acquirer.

Conclusion

FASB ASC Topic 805-10-55 paragraphs 10 through 15 provide guidance on identifying the acquirer in a business combination. An analysis of this guidance relative to the specific facts and circumstances of the business combination results in the parties’ determination that Cyberonics is appropriately identified as the accounting acquirer. Facts in support of this determination are:

•	the larger portion of the voting rights to be held by the former Cyberonics stockholders, which is approximately 54%; and

•	the payment of an approximate 14.2% premium to the Sorin shareholders as a result of the exchange ratio.

June 12, 2015

While the parties do not believe that the other indicators set forth in ASC 805 decisively support the identification of either Cyberonics or Sorin as the accounting acquirer, the parties’ determination of Cyberonics as the accounting acquirer was based on the collective weight of all the evidence. The parties believe that the indicators pointing to Cyberonics as the accounting acquirer outweigh those potentially pointing to Sorin.

Due to the judgment necessary in reaching this conclusion and to provide the reader with additional insight into the parties’ judgment, we have revised the above-referenced disclosure on page 91.

Note 3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 93

8.	Please refer to adjustment (e). We note that you identified intangible assets with acquisition-date fair values of $759 million. Revise the note to describe in more detail how you determined the estimated fair value of these intangible assets.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 99-100.

Note 5. Adjustments to Sorin Historical Financial Statements to Conform to Cyberonics, page 98

9.	Please refer to adjustment (a) and (b) that relate to reconciling Sorin’s December 31, 2014 retained earnings to conform its historical IFRS retained earnings at that date to GAAP. Please revise this note to include additional details in order to enable the reader to determine the nature of, and reason for, the adjustment as well as how it was calculated.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 106.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sorin, page 143

Results of Operations, page 147

10.	We note that on this page, on page 150 and throughout the filing that you present non-GAAP measures including but not limited to EBITDA, Adjusted EBITDA, Adjusted

June 12, 2015

Operating Profit, and Adjusted Net Profit. Please tell us how you considered the reconciliation requirements and disclosure guidance in Item 10(e)(1)-(3) as well as Item 10(e)(5) of Regulation S-K in connection with your presentation of these non-GAAP measures.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 156, 163 and 171.

11.	Further to the above, we note that on page 147 that you define “EBITDA” as net profit adjusted for the following: (i) depreciation, amortization and write-downs; (ii) additions to provisions for risks and charges; (iii) restructuring charges and provisions; (iv) financial income (expense); (v) share of loss of investments in associates accounted for using the equity method; and (vi) income taxes. “EBITDA” is defined as earnings before interest, taxes, depreciation and amortization. As noted in Question 103.01 of our Non-GAAP Financial Measures C&DI located on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, measures that are calculated differently than those described as “EBITDA” in Exchange Act Release No. 47226 should not be characterized as “EBITDA” and their titles should be distinguished from “EBITDA” such as “Adjusted EBITDA.” Please revise the filing to properly label all non-GAAP measures.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 153.

12.	We note your explanation on page 147 and page 154 of why Sorin’s net revenue fluctuated from fiscal 2014 as compared to fiscal 2013 and from fiscal 2013 as compared to fiscal 2012. Please revise Management’s Discussion and Analysis to quantify the reasons for any material changes in financial statements line item amounts between the dates and periods in the financial statements presented. For example, please explain if the changes in your revenues were due to changes in prices, volumes or a combination of both items. For further guidance, please refer to Item 5 of Form 20-F as well as SEC Interpretive Release No. 33-8350.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 159-162.

Background of the Mergers, page 181

13.

We note the reference to the expression of a Party D representative of willingness to discuss a possible acquisition of Cyberonics by Party D. Please expand your disclosure to explain why a potential transaction with Party D was not pursued. For instance, we

June 12, 2015

note your disclosure on page 186 that the board concluded that the acquisition was not “likely to result in a transaction creating more stockholder value than a strategic combination with Sorin,” but the basis for this belief is not clear from the disclosure. Please revise accordingly.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 202-205.

14.	Describe in greater detail the negotiations during the meetings on October 8-9, October 20-22, November 2-3, November 11, and December 16-17, 2014, as well as January 9, January 28-29, 2015, to provide shareholders with an understanding of how, when and why these terms of the proposed transaction evolved. For instance, with respect to the exchange ratios and ownership percentages, explain how each was determined and which party or parties proposed the final figures. Provide similar expanded disclosure of the discussions held via telephone on January 12, February 2, February 5, 2015 and other dates where the terms of the transaction were discussed.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 202-214.

15.	Expand your disclosure of the discussions that occurred between January 22, 2015 and February 6, 2015, as mentioned on page 189, to explain the material issues discussed and the positions taken by those involved in those discussions.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 207-209.

Opinion of Rothschild as Financial Advisor to Sorin, page 200

16.	Please provide us with copies of the materials prepared by Rothschild and Piper Jaffray in connection with their fairness opinions, including, among other things, any “board books,” drafts of fairness opinions, and any summaries of presentations made to the boards.

Response:

In response to the Staff’s comment, the written, confidential materials (including the board books) prepared by Rothschild S.p.A. (“Rothschild”) and Piper Jaffray & Co. (“Piper Jaffray”) in connection with their opinions and presented to the boards of Sorin and Cyberonics at the respective meetings described in the Amended Registration Statement are being provided to the Staff by McGuireWoods LLP, as counsel to

June 12, 2015

Rothschild, and O’Melveny & Myers LLP, as counsel to Piper Jaffray, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made.

17.	Please revise to clarify how the “subjective judgment and qualitative analysis” mentioned in the last sentence beginning on page 202 affected the disclosed ranges and values of Rothschild’s financial analyses.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 225-226.

Summary of Financial Analyses of Rothschild, page 203

18.	Please revise to disclose the criteria Rothschild used to select the companies used in the Selected Public Companies Analyses described on pages 204 and 205 If any companies that met such criteria were excluded from the analyses, please also disclose the reasons for the exclusion.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 224-226.

Other Factors, page 206

19.	Please expand to disclose how these additional factors were considered and how, based on the specific terms of the transaction, these factors support the conclusion that the exchange ratio is fair to Sorin holders.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 227.

Cyberonics Reasons for the Mergers and Recommendation…, page 208

20.	Please expand your disclosure in the fifth bullet point on page 209 where you discuss the “revenue enhancements and cost-savings and synergy opportunities, including potential tax savings” to quantify these items separately and to explain the bases and assumptions used to calculate the amounts.

June 12, 2015

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 230 to quantify the amount of revenue enhancements and cost savings expected to be achieved in the mergers, and the bases and assumptions used to calculate those amounts. Cyberonics management did not quantify the amount of tax savings expected to result from the mergers and the Cyberonics board did not consider or assign a specific value to such tax savings in arriving at its determination to approve the transaction and to recommend the transaction to Cyberonics’ stockholders. Rather, in arriving at its determination, the Cyberonics board considered as a qualitative factor the potential tax savings that could be obtained by creating a more efficient corporate structure for the combined group in the mergers.

Representations and Warranties, page 234

21.	We note your disclosure that the representations and warranties contained in the merger agreement were “made for the benefit of the other parties to the merger agreement” and that “the assertions embodied in the representations and warranties are qualified by information in a confidential disclosure letter provided by Cyberonics to Sorin, on the one hand, and in a confidential disclosure letter provided by Sorin to Cyberonics, on the other hand, delivered in connection with the execution of the merger agreement.” Because the description and the full merger agreement now appear in a disclosure document, please confirm that you have no additional information that would call into question the accuracy of the information contained in your disclosure.

Response:

In response to the Staff’s comment, the parties have advised us, and we confirm on their behalf, that the parties have no additional information that would call into question the accuracy of the information contained in the Registration Statement.

Interests of Certain Persons in the Mergers, page 261

22.	Please quantify the number of shares underlying options, restricted stock and restricted stock units that will fully vest upon completion of the merger for each director and named executive officer.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 284-285.

23.	Please expand your disclosure of the Cyberonics options to be cashed out as described in the penultimate paragraph on page 261 to quantify the total amount expected to be paid out pursuant to this feature and the assumptions that were used in calculating the amount.

June 12, 2015

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 284.

24.	Please revise to provide disclosure with respect to the material terms of employment of those named executive officers and directors of Cyberonics who will be employed at the combined company. Also disclose how those agreements differ from current employment arrangements.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 287.

25.	Please quantify, on an individual basis, the value of the stock appreciation rights to be awarded to Cyberonics’ directors and named executive officers under the anticipated retention plan described on pages 263 – 264.

Response:

The individual allocations under the anticipated stock appreciation rights retention plan are not known at this time and, accordingly, cannot be quantified. We anticipate determining the allocations closer to the closing of the transactions, and Holdco will file a Current Report on Form 8-K disclosing these values once they have been determined.

Material United States Federal Income Tax Considerations, page 267

26.	Here and throughout your document, as appropriate, please provide unequivocal disclosure regarding the tax consequences to Cyberonics holders, rather than merely what the tax consequences “generally” are or “should be.” Also, if you are unable to provide unequivocal disclosure, you should disclose why, describing the degree of uncertainty and providing risk factor disclosure setting forth the risks to investors due to the uncertainty. For example, we note your disclosure in the second full paragraph on page 269 that the remainder of the discussion assumes that HoldCo will not be treated as a U.S. corporation under Section 7874 of the Internal Revenue Code. Please provide disclosure of the alternative tax treatments.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 296-304.

June 12, 2015

Security Ownership of Certain Beneficial Owners and Management, page 331

27.	Please revise the footnotes to the table to identify the natural person or persons who hold or share investment control over the shares held by entities.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure in footnote (3) on page 362.

Index to the Consolidated Financial Statements of Sorin S.P.A. and Subsidiaries, page F-1

Independent Auditor’s Report, page F-2

28.	We note that this Independent Auditor’s Report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB, or to include reconciliations from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

Response:

In response to the Staff’s comment, the requested audit report has been included on page F-42.

Note 39. Impact of Material Non Recurring Events and Transactions, page F-95

29.	We note that you are presenting non-GAAP measures entitled “the financial statement amounts before the impact of material nonrecurring events and transactions” for fiscal 2014, 2013 and 2012. Please tell us your consideration of the guidance in Item 10(e)(1)(ii)(C) and 10(e)(5) of Regulation S-K in connection with your presentation of these non-GAAP measures in the notes to the financial statements.

Response:

Sorin presented the significant non-recurring transactions that affected operating profits for each of the fiscal years of Sorin ended 2014, 2013 and 2012 in the paragraph entitled “the financial statement amounts before the impact of material nonrecurring events and transactions” included in footnote 39 to the audited consolidated financial statements of Sorin, as provided for in Resolution No. 15519 of July 27, 2006 (the “CONSOB Resolution No. 15519”) of the Italian Corporations and Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) after consideration of the guidance in the Commission’s Compliance and Disclosure Interpretation (CDI) 106.01.

June 12, 2015

Based on CONSOB Resolution No. 15519, listed companies in Italy are required to clearly report non-recurring material income or charges in the financial statements as well as to separately disclose certain significant income or charges pertaining to either:

•	infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or

•	certain events or transactions that are not considered to be representative of the ordinary course of business.

More specifically, the costs presented in footnote 39 were mainly related to the economic impact of the earthquake and restructuring programs described therein, all of which Sorin considers to fall within the definition of non-recurring set out in CONSOB Resolution No. 15519. Accordingly, we respectfully submit that the presentation of these non-GAAP measures is required to be included in the notes to Sorin’s financial statements. However, in response to the Staff’s comment, we have removed the word “non-recurring” from the footnote.

*    *    *    *

Once you have had time to review these responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (212) 906-4616.

Sincerely,

Roderick O. Branch of Latham & Watkins LLP

cc:	Brian Sheridan, Sand Holdco PLC